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December 29, 2004	Felicia C. Battista (202) 457-5645 fbattista@pattonboggs.com

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	1st Independence Financial Group, Inc.
File No. 0-26570
Form 10-KSB

Dear Sir or Madam:

Transmitted herewith for filing, on behalf of the above-referenced corporation, is the corporation’s Form 10-KSB for the year ended September 30, 2004.

Sincerely,

/s/ Felicia C. Battista

Felicia C. Battista

Enclosures

cc:	The Nasdaq Stock Market—Regulatory Filings (via EDGAR)
Arthur L. Freeman, Chairman and Chief Executive Officer
R. Michael Wilbourn, Executive Vice President and CFO

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